UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2026

(Figures expressed in millions of United States dollars – US$ million)

EXECUTIVE SUMMARY

•	Net income attributable to Enel Chile S.A.’s shareholders reached US$ 390 million as of September 2026, a 10.7% higher than September 2025, mainly due to improved operating performance during the period. On a quarterly basis, net income totaled US$ 118 million in Q3 2026, an US$ 11 million increase compared to Q3 2025, partly due to lower expenses in the financial results.

•	Operating revenues totaled US$ 3,480 million as of September 2026, similar to the level recorded as of September 2025. In Q3 2026, operating revenues grew 0.9% to US$ 1,212 million, mainly due to higher energy sales in the Distribution and Grids Segment.

•	Procurement and services costs totaled US$ 2,146 million as of September 2026, down 0.2% from the same period a year earlier. This was largely due to lower fuel consumption costs in the Generation Segment and lower costs for other variable procurement and services in both the Generation and the Distribution and Grids Segments. In Q3 2026, procurement and services costs rose 3.4% to US$ 768 million, mainly due to higher energy purchase costs across both Segments.

•	As a result of the factors described above, the Company’s EBITDA increased by 1.7% to US$ 1,021 million as of September 2026. In Q3 2026, EBITDA totaled US$ 336 million, a 2.6% decrease compared to Q3 2025.

•	Financial results moved from a US$ 157 million expense as of September 2025 to a US$ 179 million expense as of September 2026, mainly due to a larger loss from foreign exchange rate differences and lower financial income. In Q3 2026, financial results were US$ 15 million lower than in Q3 2025, at US$ 58 million, primarily due to a gain on foreign exchange rate differences.

•	On August 17, 2026, Enel Chile, through its subsidiary Enel Green Power Chile, began construction of the Finis Terrae BESS battery energy storage system in the Antofagasta Region, a project that is part of the Finis Terrae photovoltaic plant currently in operation. The system will have a capacity of 100 MW and a storage capacity of 168 MWh.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

BUSINESS SEGMENT SUMMARY

Generation

•	Net energy generation increased by 0.6% to 16,966 GWh as of September 2026 (+101 GWh), mainly due to higher solar dispatch and increased hydroelectric generation in Q3 2026. In the quarter, net generation rose 12.5% (+677 GWh) to 6,069 GWh, largely reflecting improved hydrological conditions compared to Q3 2025.

•	Physical energy sales decreased by 0.1% compared to September 2025, reaching 23,974 GWh (-17 GWh) as of September 2026. This was mainly due to lower sales to unregulated customers, largely offset by higher sales in the spot market and to regulated customers. However, in Q3 2026, physical sales increased by 3.2% (+256 GWh) to 8,352 GWh, primarily due to higher spot market sales.

•	Operating revenues totaled US$ 2,413 million as of September 2026, down by 1.8% from September 2025, primarily due to lower gas sales and lower revenue from energy sales. Similarly, operating revenues decreased by 4.2% in Q3 2026 compared to Q3 2025, to US$ 817 million, mainly due to lower gas sales and lower other revenues as a result of insurance recoveries recorded in Q3 2025.

•	Procurement and services costs totaled US$ 1,332 million as of September 2026, a 3.0% decrease compared to September 2025, largely due to lower fuel consumption costs and transportation expenses. Procurement and services costs followed the same trend in Q3 2026, decreasing by 1.6% to US$ 464 million, largely for the same reasons as noted above.

•	As a result of the factors described, EBITDA for the Generation Segment increased by 1.1% compared to September 2025, reaching a total of US$ 903 million as of September 2026. On a quarterly basis, EBITDA totaled US$ 292 million in Q3 2026, down by 7.8% from Q3 2025.

	Cumulative			Quarterly
Physical Data	Sep-26	Sep-25	% Change	Q3 2026	Q3 2025	% Change

Total Sales (GWh)	23,974	23,991	(0.1%)	8,351	8,096	3.2%
Total Generation (GWh)	16,966	16,866	0.6%	6,069	5,392	12.6%

Distribution & Grids

•	Physical sales increased by 1.0% (+106 GWh), from 10,968 GWh to 11,074 GWh, as of September 2026. The same trend was observed in Q3 2026, with physical sales totaling 3,812 GWh, up 2.2% (+80 GWh) from Q3 2025, mainly residential customers and tolls.

•	The number of customers grew by 1.5% at the end of September 2026, reaching a total of 2,216,233 end users, particularly in the residential segment. Meanwhile, energy losses remained at 6.4% at the end of September 2026, compared to the same month of the previous year.

•	Operating revenues increased by 4.3% compared to September 2025, reaching US$ 1,394 million, mainly due to higher energy sales and other service revenues. The same trend was observed in Q3 2026, with operating revenues totaling US$ 501 million, 7.9% above the level recorded in Q3 2025, driven by higher energy sales and other service revenues.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

•	Procurement and services costs totaled US$ 1,157 million as of September 2026, up 4.3% on September 2025, mainly due to higher energy purchases costs and transportation expenses. Similarly, procurement and services costs reached US$ 416 million in Q3 2026, 6.5% higher than Q3 2026 largely due to higher energy purchases.

•	Given the foregoing, EBITDA for the Distribution and Grids Segment reached US$ 127 million as of September 2026, 1.3% higher than the level recorded as of September 2025. EBITDA followed a similar trend in Q3 2026, totaling US$ 47 million, US$ 14 million higher than Q3 2025.

	Cumulative			Quarterly
Physical Data	Sep-26	Sep-25	% Change	Q3 2026	Q3 2025	% Change

Total Sales (GWh)	11,074	10,968	1.0%	3,812	3,732	2.2%
Number of Customers	2,216,233	2,183,664	1.5%	2,216,233	2,183,664	1.5%

Rounding

The figures in this report are expressed in millions of US dollars and have been rounded for ease of presentation. As a result, the sum of the figures in the tables may not exactly equal the total shown.

FINANCIAL SUMMARY- ENEL CHILE

The Company's gross financial debt decreased by US$ 46 million compared to December 2025, totaling US$ 3,795 million as of September 2026. This change is explained by the following movements:

-	The repayment of an instalment in June 2026 on a loan from Enel Finance International to Enel Chile, totaling US$ 81 million.
-	The drawdown of Enel Chile’s committed credit line with DNB/Citibank, totaling US$ 40 million.
-	The repayment of Enel Generación Chile’s H and M bonds, totaling US$ 22 million.
-	The repayment of the first instalment in June 2026 on a loan from Citibank to Enel Chile, totaling US$ 12 million.
-	A US$ 29 million increase in lease liabilities (IFRS 16).

Enel Chile’s available liquidity consists of the following components:

• Cash and cash equivalents : US$ 371 million

• Available committed credit lines : US$ 650 million

The average cost of debt remained at 4.9% in September 2026, unchanged from December 2025.

Hedging and protection:

To mitigate the financial risks associated with exchange rate and interest rate fluctuations, Enel Chile has established policies and procedures to protect its financial statements from the volatility of these variables.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

Enel Chile's foreign exchange risk hedging policy requires maintaining a long-term balance between the currency to which each company's cash flows are indexed and the currency in which those cash flows are denominated. As of the current date, the Enel Chile Group holds cross-currency swap contracts totaling US$ 148 million and forward contracts totaling US$ 210 million.

To mitigate the volatility of financial statements resulting from interest rate fluctuations, the Enel Chile Group maintains an appropriate debt structure and holds interest rate swap contracts totaling US$ 274 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the government’s social agenda, the Ministry of Energy published Law No. 21,185 in the Official Gazette on November 2, 2019, establishing a Transitional Electricity Price Stabilization Mechanism for Customers Subject to Tariff Regulation (hereinafter, the “Tariff Stabilization Law”). Under this law, from July 1, 2019, to December 31, 2020, prices charged to regulated customers were set at the levels established for the first half of 2019 (Decree 20T/2018), known as the “Stabilized Price for Regulated Customer” (Spanish acronym, PEC). Between January 1, 2021, and the end of the stabilization mechanism, prices will be those set through the semiannual adjustments referred to in Article 158 of the Electric Law; however, they may not exceed the adjusted PEC, calculated based on the Consumer Price Index beginning January 1, 2021 (the “adjusted PEC”). The resulting billing differences will give rise to accounts receivable in favor of the generators, subject to a limit of US$ 1,350 million through 2023. This limit was reached in January 2022. The outstanding balance must be recovered no later than December 31, 2027.

On December 14, 2020, the National Energy Commission (Spanish acronym CNE) published Exempt Resolution No. 340, amending the technical provisions for implementing the Tariff Stabilization Law. The resolution clarified that payments to each supplier “must be applied to the balances in chronological order, paying off the oldest balances first,” rather than being allocated in a weighted manner across the total outstanding balances, as the industry had interpreted it until then.

Furthermore, this Resolution established that balances would be paid at the observed dollar exchange rate on the sixth business day following publication of the Coordinator's Balance Payment Schedule, replacing the previously established average dollar exchange rate for the billing month.

>	On August 2, 2022, Law No. 21,472 created a Tariff Stabilization Fund and established a New Temporary Price Stabilization Mechanism for electricity for customers subject to price regulation. The law also establishes a customer protection mechanism (Spanish acronym, MPC) to cover the difference between the prices of regulated supply contracts and the stabilized tariff. The goal is to prevent increases in electricity bills in 2022 and to allow gradual increases over the next decade. The differences will be covered by a transitional fund of US$ 1.8 billion, disbursed through a new instrument called the Payment Document, issued monthly by the General Treasury of the Republic to electricity generation companies. The Payment Document is in US dollars, adjustable and transferable, with a maximum maturity date of December 2032, and is backed by a State guarantee.

This fund will be financed through an additional charge to end customers, with rates segmented by consumption levels. Customers with monthly consumption below 350 kWh will be exempt from the charge, as will micro and small businesses with monthly consumption of up to 1,000 kWh.

The fund, managed by the General Treasury of the Republic, will receive an annual fiscal contribution of US$20 million from 2023 until its expiration on December 31, 2032, supplementing the US$15 million contributed in 2022. All balances exceeding the US$ 1,350 million fund specified in Law 21.185 are recognized as part of the mechanism established by Law No. 21.472.

On March 14, 2023, the CNE published Exempt Resolution No. 86, which sets out the technical provisions for implementing Law No. 21,472. Subsequently, on August 9, 2023, the CNE issued Exempt Resolution No. 334, which amends Exempt Resolution No. 86 and, among other matters, establishes provisions, procedures, deadlines, and conditions for the proper implementation of that law.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

In February 2024, the US$ 1.8 billion limit on regulated customers' accounts receivable, set by Law No. 21,472, was reached.

>	On April 30, 2024, Law No. 21,667 established, among other things, the following:

-	It will prevent supply companies from accumulating further debt, as tariffs for customers subject to price regulation will gradually reflect their actual energy and power costs.

-	Supply companies will recover the balances generated by Laws Nos. 21,185 and 21,472, or by the PEC and MPC stabilization mechanisms, respectively.

-	The MPC fund is increased by US$ 5.5, of which an additional US$ 3.7 billion will have a 30% tax guarantee. These balances must be repaid no later than December 31, 2035.

-	The most vulnerable users will be protected through the creation of an electricity subsidy.

At the same time, customers with monthly consumption exceeding 350 kWh will pay the actual price of energy and power, starting with the publication of the decree establishing the average peak price for the first half of 2024, plus an additional charge (MPC charge) to extinguish the debt accumulated from PEC and MPC. Meanwhile, customers with consumption less than or equal to 350 kWh per month will pay the actual price of energy and power, starting with the publication of the decree for the second half of 2024. From the decree for the first half of 2025, the MPC charge will be added to their bill.

On October 14, 2025, the National Energy Commission (Spanish acronym CNE) issued Exempt Resolution No. 633, approving the “Preliminary Technical Report for the Setting of the Average Node Prices of the National Electric System for the first half of 2026,” hereinafter referred to as “ITP” (by its Spanish acronym). This document, among other matters, corrected a methodological inconsistency in the CNE’s treatment of inflation when applying the CPI variation and, simultaneously, the use of the current interest rate for non-adjustable operations in national currency. All of this was implemented with the enactment of Supreme Decree No. 7T of 2024 by the Ministry of Energy and followed by the determination of Average Node Prices for electricity supplies, as outlined in Article 158 of the General Electric Services Law.

This inconsistency was corrected in the Final Technical Report on the Average Node Price for November 2025 (FTN for November 2025), which covered the first half of 2026 and established payment of the total difference in 6 equal instalments during this tariff period. The FTN for November 2025 was published in Supreme Decree No. 24T of January 2026. For the Enel Chile Group, the total amount of the difference was approximately US$42 million, with the provision to be recognized at the end of 2025.

Change of functional currency and reporting currency:

Effective January 1, 2025, Enel Chile changed its functional currency from Chilean pesos to U.S. dollars, as the U.S. dollar became the currency that significantly influences the economic environment in which the Company operates.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

This change in functional currency was primarily driven by the fact that, also effective January 1, 2025, its subsidiary Enel Generación Chile changed its functional currency from Chilean pesos to U.S. dollars. This was primarily because, starting in 2025, the subsidiary’s main source of revenue will come from contracts with non-regulated customers, which—given the billing and collection cycles—result in substantially lower exposure to exchange rate fluctuations compared to contracts with regulated customers, which require significantly more time to complete the collection process. The regulated customer contract portfolio represented the Company’s primary source of revenue through fiscal year 2024.

Thus, given the importance of the generation segment to the Group—Enel Chile’s primary source of revenue—the dividends received from its subsidiaries will be determined on a U.S. dollar basis.

The change in the presentation currency at Enel Chile was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency of the consolidated financial statements. For further information, please refer to Note No. 3 of Enel Chile’s Consolidated Financial Statements as of September 30, 2026.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

The generation business, carried out through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereinafter EGP Chile), has a total net capacity of 8,884 MW as of September 30, 2026. The generation assets are diversified, with a focus on renewable energy, which accounts for 78%[1] of Enel Chile’s net capacity. Specifically, 3,666 MW corresponds to hydroelectric generation units, 1,945 MW to gas- or oil-fired thermal power plants, 2,084 MW to solar plants, 903 MW to wind generation units, 83 MW to geothermal capacity, and 203 MW to battery energy storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended September 30, 2026, and 2025:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Sep-26	Sep-25	% Change	Q3 2026	Q3 2025	% Change	Sep-26	Sep-25

Sistema Eléctrico Nacional (SEN)	23,974	23,991	(0.1%)	8,351	8,096	3.2%	39.9%	40.0%

Distribution & Grids segment

The Distribution and Grids business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area distributing electricity to 33 counties of the Metropolitan Region.

The following chart summarizes the physical information of our Distribution and Grids business segment for the period ended September 30, 2026, and 2025:

	Energy Sales						Energy Losses
	(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Sep-26	Sep-25	% Change	Q3 2026	Q3 2025	% Change	Sep-26	Sep-25

Distribution & Networks Business	11,074	10,968	1.0%	3,812	3,732	2.2%	6.4%	6.4%

Other Information	Sep-26	Sep-25	% Change

Number of Customers	2,216,233	2,183,664	1.5%
Customers/Employees	3,943	4,051	(2.7%)

[1] This corresponds to Renewables + BESS (Battery Energy Storage System).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

The following table shows revenues from energy sales by business segment and customer type, on a cumulative and quarterly basis as of September 30, 2026, and 2025:

	Cumulative Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25

Generation:	2,077	2,157	(346)	(345)	1,731	1,812
Regulated customers	843	807	(343)	(341)	500	466
Non regulated customers	1,171	1,099	-	-	1,171	1,099
Spot market	63	251	(3)	(4)	60	247
Distribution & Networks:	1,328	1,280	(19)	(16)	1,309	1,264
Residential	761	697	-	-	761	697
Commercial	350	348	-	-	350	348
Industrial	89	93	-	-	89	93
Other	128	142	(19)	(16)	109	126
Less: Intercompany transactions of different business lines	(365)	(361)	-	-	-	-

Total Energy Sales	3,040	3,076	(365)	(361)	3,040	3,076

Millions of US Dollars variation in US$ and %	(36)	(1.2%)	-	-	(36)	(1.2%)

	Quarterly Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Q3 2026	Q3 2025	Q3 2026	Q3 2025	Q3 2026	Q3 2025

Generation:	734	735	(114)	(131)	620	604
Regulated customers	301	285	(112)	(127)	189	158
Non regulated customers	436	354	-	-	436	354
Spot market	(3)	96	(2)	(4)	(5)	92
Distribution & Networks:	478	451	(6)	(6)	472	445
Residential	306	257	-	-	306	257
Commercial	110	111	-	-	110	111
Industrial	28	30	-	-	28	30
Other	34	53	(6)	(6)	28	47
Less: Intercompany transactions of different business lines	(120)	(137)	-	-	-	-

Total Energy sales	1,092	1,049	(120)	(137)	1,092	1,049

Millions of US Dollars variation in US$ and %	43	4.1%	-	-	43	4.1%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

As of September 30, 2026, net income attributable to Enel Chile shareholders reached US$ 390 million, an increase of US$ 38 million, or 10.7%, compared to September 2025, mainly due to improved operating performance during the period.

In Q3 2026, profit attributable to Enel Chile shareholders totaled US$ 118 million, representing an increase of US$ 11 million compared to Q3 2025. This increase was partly due to lower expenses in the financial results.

The following is comparative information for each income statement item, on a year-to-date and quarterly basis as of September 30, 2026, and 2025:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Figures in US$ Million)	Sep-26	Sep-25	Change	% Change	Q3 2026	Q3 2025	Change	% Change

REVENUES	3,480	3,479	1	0.0%	1,212	1,200	11	0.9%
Sales	3,260	3,373	(112)	(3.3%)	1,183	1,145	38	3.3%
Other operating revenues	220	107	113	106.3%	29	55	(27)	(48.4%)
PROCUREMENT AND SERVICES ¹	(2,146)	(2,151)	5	(0.2%)	(768)	(743)	(25)	3.4%
Energy purchases	(1,469)	(1,363)	(106)	7.8%	(578)	(470)	(108)	23.0%
Fuel consumption	(279)	(319)	40	(12.7%)	(75)	(104)	29	(27.7%)
Transportation expenses	(218)	(236)	18	(7.8%)	(47)	(85)	-	(44.8%)
Other variable procurement and service cost	(181)	(233)	52	(22.4%)	(67)	(83)	16	(19.0%)
CONTRIBUTION MARGIN	1,334	1,328	6	0.5%	444	458	(14)	(3.0%)
Other work performed by entity and capitalized	29	25	4	16.1%	10	8	-	13.2%
Employee benefits expense	(128)	(134)	6	(4.8%)	(43)	(44)	-	-
Other fixed operating expenses	(215)	(215)	1	(0.2%)	(74)	(78)	3	(4.3%)
GROSS OPERATING INCOME (EBITDA)	1,021	1,004	17	1.7%	336	345	(9)	(2.6%)
Depreciation and amortization	(303)	(275)	(29)	10.4%	(105)	(100)	(5)	4.8%
Impairment loss (Reversal)	32	(35)	68	n.a.	-	(6)	6	(100.0%)
Impairment loss (Reversal) for applying IFRS 9	(27)	(28)	1	(2.6%)	(10)	(10)	-	-
OPERATING INCOME (EBIT)	722	666	56	8.5%	221	229	(8)	(3.4%)
FINANCIAL RESULT	(179)	(157)	(22)	13.9%	(58)	(73)	15	(20.8%)
Financial income	32	40	(8)	(20.1%)	4	12	(8)	(68.5%)
Financial expenses	(199)	(197)	(2)	1.1%	(67)	(67)	(1)	0.9%
Gain (Loss) for indexed assets and liabilities	5	11	(6)	(57.1%)	1	(0)	1	n.a.
Exchange rate differences, net	(16)	(11)	(5)	49.5%	4	(18)	22	n.a.
OTHER NON-OPERATING RESULTS	17	12	5	38.7%	7	5	2	35.4%
Share of profit (loss) of associates accounted for using the equity method	14	10	4	37.4%	5	3	1	41.3%
Other earnings	3	-	1	45.2%	-	-	-	-

NET INCOME BEFORE TAXES	561	521	40	7.6%	170	161	9	5.8%
Income Tax	(141)	(137)	(4)	2.9%	(43)	(44)	-	(1.7%)

NET INCOME	420	385	36	9.3%	127	117	10	8.7%
Shareholders of the parent company	390	352	38	10.7%	118	106	11	10.8%
Non-controlling interest	31	33	(2)	(6.6%)	10	11	(1)	(11.7%)

Earning per share (US$ /share) [2]	0.0056	0.0051	0.0005	10.7%	0.0017	0.0015	0.00	10.8%

(1) The consolidated income statement e as of September 30, 2025, includes a reclassification between two line items in operating income, which resulted in a decrease in expenses for raw materials and supplies and, as a corresponding entry, an increase in other expenses by nature of US$ 7 million. In addition, the results for Q3 2025 include the effects of this reclassification for US$ 3 million.
(2) As of September 30, 2026 and September 30, 2025 the average number of paid and subscribed shares was 69,166,557,219.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

EBITDA

Enel Chile’s consolidated EBITDA as of September 30, 2026, reached US$ 1,021 million, an increase of US$ 17 million, or 1.7%, compared to September 2025. This was primarily due to improved operating results in the Generation Segment.

In Q3 2026, EBITDA totaled US$ 336 million, down US$ 9 million on the same period in 2025, mainly due to lower operating revenues in the Generation Segment, driven by lower gas trading and lower other revenue from insurance recoveries recorded in Q3 2025.

Operating income, operating costs, staff costs, and other expenses by nature that determine our EBITDA, broken down by business segment on a year-to-date and quarterly basis as of September 30, 2026, and 2025, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in US$ Million)	Sep-26	Sep-25	Change	% Change	Q3 2026	Q3 2025	Change	% Change

Generation business revenues	2,413	2,457	(43)	(1.8%)	817	853	(36)	(4.2%)
Distribution & Networks business revenues	1,394	1,337	57	4.3%	501	464	37	7.9%
Less: consolidation adjustments and other activities	(327)	(314)	(12)	4.0%	(106)	(117)	11	(9.3%)
Total Consolidated Revenues	3,480	3,479	1	0.0%	1,212	1,200	11	1.0%

Generation business costs	(1,332)	(1,373)	41	(3.0%)	(464)	(472)	7	(1.6%)
Distribution & Networks business costs	(1,157)	(1,109)	(48)	4.3%	(416)	(394)	(21)	5.4%
Less: consolidation adjustments and other activities	343	331	12	3.7%	112	123	(11)	(9.2%)
Total Consolidated Procurement and Services Costs	(2,146)	(2,151)	5	(0.2%)	(768)	(743)	(25)	3.4%

Personnel Expenses	(45)	(50)	4	(8.6%)	(16)	(16)	-	-
Other expenses by nature	(133)	(141)	8	(6.0%)	(45)	(49)	4	(8.1%)
Total Generation business	(178)	(191)	13	(6.7%)	(61)	(65)	4	(6.4%)
Personnel Expenses	(16)	(20)	4	(20.3%)	(5)	(5)	-	-
Other expenses by nature	(94)	(82)	(11)	13.7%	(33)	(32)	(1)	2.9%
Total Distribution & Networks business	(110)	(103)	(7)	7.0%	(38)	(37)	(1)	2.7%
Less: consolidation adjustments and other activities	(26)	(31)	5	(17.6%)	(9)	(11)	2	(15.5%)

EBITDA, by business segment
Generation business EBITDA	903	893	10	1.1%	292	316	(25)	(7.8%)
Distribution & Networks business EBITDA	127	125	2	1.3%	47	33	14	43.2%
Less: consolidation adjustments and other activities	(9)	(14)	5	(36.7%)	(3)	(4)	1	(30.1%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	1,021	1,004	17	1.7%	336	345	(9)	(2.6%)

Generation business EBITDA

As of September 30, 2026, EBITDA for our Generation Segment reached US$ 903 million, an increase of US$ 10 million, or 1.1%, compared to the same period in 2025. For Q3 2026, EBITDA for this segment decreased by US$ 25 million compared to the same quarter of the prior year.

The main variables that explain this result are described below:

▪	Operating Revenues reached US$ 2,413 million as of September 30, 2026, down US$ 43 million, or 1.8%, from the same period of the previous year. This was primarily due to the following:

>	Income from energy sales decreased by US$ 80 million, reflecting a US$ 88 million decrease in revenue, mainly due to a lower average sales price and lower physical sales (-17 GWh). This included lower sales to unregulated customers (-377 GWh), partly offset by higher sales in the spot market (+352 GWh), and higher sales to regulated customers (+8 GWh). This was partially offset by the positive impact of US$ 8 million in foreign exchange hedges.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

>	Other sales decreased by US$ 80 million, mainly due to a decline in gas sales.

The foregoing was partially offset by:

>	Other operating revenues increased by US$ 116 million, primarily due to US$ 140 million in higher income from a gas optimization transaction. This resulted from contract negotiations between Enel Generación Chile and its gas supplier, Shell, which led to amendments to the existing agreement regarding committed volumes. This increase was partially offset by (i) US$ 23 million in lower insurance claim proceeds and (ii) US$ 6 million in lower income from the collection of a performance bond related to a contract termination agreement with suppliers.

In Q3 2026, operating revenues reached US$ 817 million, down US$ 36 million from the same quarter of the previous year. This change was primarily attributable to:

>	Other operating revenues fell by US$ 29 million, mainly reflecting a US$ 30 million decrease in income from insurance indemnities.

>	Other sales decreased by US$ 5 million, mainly due to a decline in gas sales.

>	Revenues from energy sales decreased by US$ 2 million, mainly due to higher foreign exchange hedging losses of US$ 3 million. This was offset by US$ 1 million in higher energy sales, primarily driven by higher physical sales (+256 GWh), including higher spot market sales (+368 GWh), partly offset by lower sales to unregulated customers (-86 GWh) and to regulated customers (-26 GWh), coupled with a lower average sales price effect.

▪	As of September 30, 2026, operating costs totaled US$ 1,332 million, down US$ 41 million, or 3.0%, compared to the same period in 2025. This decrease was mainly due to:

>	Fuel consumption costs decreased by US$ 40 million, primarily due to a US$ 58 million reduction in gas consumption. This decrease was partially offset by (i) US$ 9 million in higher costs for commodity hedging operations and (ii) US$ 8 million in higher oil consumption.

>	Transportation costs decreased by US$ 40 million, primarily due to lower toll expenses of US$ 56 million, partially offset by higher gas regasification and transportation costs of US$ 9 million.

>	Other variable supplies and services decreased by US$ 36 million, mainly due to a US$ 34 million decrease in the cost of sales of gas.

The foregoing was partially offset by:

>	Energy purchases increased by US$ 76 million, partly explained by a higher average energy purchase price, despite lower physical purchases of 118 GWh.

In Q3 2026, Operating Costs reached US$ 464 million, down US$ 7 million from the same quarter of the previous year. This change is mainly explained by:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

>	Transportation costs decreased by US$45 million, attributable to lower toll expenses of US$ 51 million, offset by higher regasification and gas transportation costs of US$ 4 million.

>	Fuel consumption costs decreased by US$ 29 million, mainly due to a US$ 44 million reduction in gas consumption. This was partially offset by: (i) US$ 11 million in higher oil consumption costs; and (ii) US$ 5 million in higher costs from commodity hedging operations.

>	Other variable procurement and services decreased by US$ 4 million, mainly due to: (i) a US$ 2 million decrease in the cost of sales from gas trading; and (ii) a US$ 2 million decrease in the thermal emissions tax expense.

The foregoing was partially offset by:

>	Energy purchases increased by US$ 70 million, partially explained by a higher average energy purchase price, despite lower physical purchases of 421 GWh.

▪	Staff costs (net of work performed on fixed assets) totaled US$ 45 million as of September 30, 2026, a decrease of US$ 4 million, or 8.6%, compared to the same period in 2025. The decline was primarily attributable to US$ 5 million in employee incentives granted under early retirement plans implemented in 2025.

In Q3 2026, staff costs net of work capitalized as fixed assets, remained in line with those recorded in the same quarter of the previous year.

▪	Other Expenses by Nature totaled US$ 133 million as of September 30, 2026, a decrease of US$ 8 million, or 6.0%, compared to the same period in 2025. This decrease was mainly due to: (i) a US$ 2 million reduction in outsourced services expenses; and (ii) a US$ 2 million reduction in professional services expenses.

In Q3 2026, Other Expenses by Nature decreased by US$ 4 million for the reasons outlined above.

Distribution & Grids business EBITDA

EBITDA for our Distribution and Grids Segment reached US$ 127 million for the period ended September 30, 2026, an increase of US$ 2 million, or 1.3%, compared to the same period in 2025. For Q3 2026, EBITDA for this segment increased by US$ 14 million compared to the same quarter of the prior year.

The main variables that explain this result are described below:

▪	Operating revenues reached US$ 1,394 million as of September 30, 2026, up US$ 57 million, or 4.3%, from the same period in 2025. This increase was mainly driven by:

>	Energy sales revenues increased by US$ 49 million, mainly explained by: (i) an increase of US$ 69 million due to the currency translation effect resulting from the appreciation of the Chilean peso against the US dollar (average exchange rate for the period). This was partially offset by lower revenue of US$ 21 million, mainly due to a lower average sales price.

>	Income from other services increased by US$ 7 million, explained by: (i) increased revenue from connections and public lighting services of US$ 5 million; and (ii) a US$ 2 million increase due to the currency translation effect resulting from the appreciation of the Chilean peso against the US dollar.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

>	Income from other sales increased by US$ 4 million, driven by increased services such as grid relocations and connections.

The foregoing was partially offset by:

>	Other operating revenue decreased by US$ 3 million, mainly due to US$ 14 million lower insurance indemnity income. This was partially offset by: (i) US$ 7 million higher income from the recovery of unrecorded consumption; (ii) US$ 4 million higher other income resulting from the reversal of provisions for fines; and (iii) a US$ 1 million increase from the currency translation effect of the Chilean peso’s appreciation against the US dollar.

Operating revenues in Q3 2026 were US$ 501 million, an increase of US$ 37 million, or 7.9%, compared to the same quarter of the previous year, mainly due to the following:

>	Income from energy sales increased by US$ 28 million, explained by: (i) a positive US$ 14 million variation due to the translation effect following the appreciation of the Chilean peso against the US dollar; and (ii) higher revenue of US$ 15 million, mainly attributable to a higher average sales price.

>	Income from other sales increased by US$ 3 million, mostly driven by increased provision for service connections and public lighting.

>	Other operating revenues increased by US$ 3 million, mainly due to higher revenue from recovered energy (previously unregistered consumption).

>	Income from other sales increased by US$ 2 million, driven by increased services such as grid relocation and connections.

▪	As of September 30, 2026, operating costs totaled US$ 1,157 million, a US$ 48 million increase, or 4.3%, from the same period in 2025. This increase was mainly due to:

>	Energy purchase costs increased by US$ 34 million, mainly due to a negative US$ 56 million impact from currency translation, resulting from the Chilean peso’s appreciation against the US dollar. This was offset by lower physical energy purchases, driven by a lower average price, resulting in a US$ 23 million reduction.

>	Transportation costs increased by US$ 21 million, mainly explained by: (i) higher payments to transmission companies of US$ 18 million; and (ii) a negative US$ 3 million impact from currency translation due to the appreciation of the Chilean peso against the US dollar.

The foregoing was partially offset by:

>	Other variable procurement and services costs decreased by US$ 7 million, mainly due to US$9 million less in SEC fines recognized. This was partially offset by: (i) higher costs for call center services (emergency plans) of US$ 1 million; and (ii) a negative US$ 1 million impact from currency translation due to the appreciation of the Chilean peso against the US dollar.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

In Q3 2026, operating costs totaled US$ 416 million, an increase of US$ 25 million compared to Q3 2025. This change is mainly explained by:

>	Energy purchase costs increased by US$ 26 million, mainly explained by: (i) a higher average purchase price amounting to US$ 15 million; and (ii) a negative impact from the currency translation due to the Chilean peso’s appreciation against the US dollar, amounting to US$ 12 million.

>	Transportation expenses increased by US$ 5 million due to higher payments to transmission companies for zonal transmission tolls.

The foregoing was partially offset by:

>	Other variable procurement and services costs decreased by US$ 10 million, mainly due to US$ 10 million less in recognized SEC fines.

▪	Staff costs (net of work performed for property, plant, and equipment) totaled US$ 16 million as of September 30, 2026, down US$ 4 million from September 2025. This decrease was mainly due to: (i) US$ 4 million in lower non-recurring expenses for incentives granted to employees under early retirement plans in 2025; and (ii) US$ 3 million in higher capitalization of personnel expenses allocated to investment projects. These decreases were partially offset by: (i) US$ 1 million in higher other expenses due to lower vacation usage and more overtime; and (ii) a negative US$ 1 million impact from currency translation following the Chilean peso’s appreciation against the US dollar.

In Q3 2026, staff costs (net of work capitalized as fixed assets) totaled US$ 5 million, maintaining the level recorded in Q3 2025.

▪	Other Expenses by Nature totaled US$ 94 million as of September 30, 2026, an increase of US$ 11 million compared to the same period of the previous year, mainly explained by: (i) higher expenses of US$ 13 million related to the winter plan (tree pruning); and (ii) a negative US$ 5 million impact from currency translation due to the appreciation of the Chilean peso against the US dollar.

In Q3 2026, Other Expenses by Nature totaled US$ 33 million, maintaining the level recorded in Q3 2025.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table provides a summary, by segment, of EBITDA, Expenses for Depreciation, Amortization, and Impairment, and EBIT for the Enel Chile Group, on a cumulative and quarterly basis as of September 30, 2026, and 2025:

	Cumulative Figures (Figures in US$ million)
	Sep-26			Sep-25
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	903	(216)	687	893	(259)	634
Distribution & Networks business	127	(76)	51	125	(72)	53
Less: consolidation adjustments and other activities	(9)	(6)	(15)	(14)	(7)	(21)

TOTAL ENEL CHILE CONSOLIDATED	1,021	(298)	722	1,004	(338)	666

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

	Quarterly Figures (Figures in US$ million)
	Q3 2026			Q3 2025
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	292	(88)	204	316	(89)	228
Distribution & Networks business	47	(25)	22	33	(25)	8
Less: consolidation adjustments and other activities	(3)	(2)	(5)	(4)	(3)	(7)

TOTAL ENEL CHILE CONSOLIDATED	336	(115)	221	345	(116)	229

Depreciation, amortization, and impairment totaled US$ 298 million for the period ended September 30, 2026, a decrease of US$ 40 million compared to September 2025.

>	Depreciation and amortization costs increased by US$ 29 million, mainly due to the commissioning of new renewable energy plants.

>	Reversal of impairment losses totaling US$ 68 million, primarily explained by: (i) the reversal of US$ 32 million in impairment losses related to the sale process for certain assets associated with the Bocamina II coal-fired generating unit, which ceased operations and was disconnected from the National Electric System on September 30, 2022; and (ii) US$ 29 million in lower impairment losses associated with the Las Salinas extension project, which was written down in 2025.

For Q3 2026, depreciation, amortization, and impairment totaled US$ 115 million, remaining in line with the same quarter of the previous year.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

NON-OPERATING INCOME

The following table presents Enel Chile's consolidated non-operating income, in cumulative and quarterly terms as of September 30, 2026, and 2025:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in US$ million)	Sep-26	Sep-25	Change	% Change	Q3 2026	Q3 2025	Change	% Change

Financial income	32	40	(8)	(20.1%)	4	12	(8)	(68.5%)
Financial expenses	(199)	(197)	(2)	1.1%	(67)	(67)	(1)	0.9%
Gain (Loss) for indexed assets and liabilities	5	11	(6)	(57.1%)	1	(0)	1	n.a.
Exchange rate differences, net	(16)	(11)	(5)	49.5%	4	(18)	22	(122.7%)
FINANCIAL RESULT	(179)	(157)	(22)	13.9%	(58)	(73)	15	(20.8%)

Other earnings	3	2	1	45.2%	2	2	-	-
Share of profit (loss) of associates accounted for using the equity method	14	10	4	37.4%	5	3	1	41.3%
OTHER NON-OPERATING RESULTS	17	12	5	38.7%	7	5	2	35.4%

NET INCOME BEFORE TAXES	561	521	40	7.6%	170	161	9	5.8%
Income Tax	(141)	(137)	(4)	2.9%	(43)	(44)	1	(1.7%)

NET INCOME OF THE PERIOD	420	385	36	9.3%	127	117	10	8.7%
Attributable to Shareholders of the parent company	390	352	38	10.7%	118	106	11	10.8%
Attributable to Non-controlling interest	31	33	(2)	(6.6%)	10	11	(1)	(11.7%)

Financial Result

As of September 30, 2026, Enel Chile reported a consolidated financial loss of US$ 179 million, with expenses US$ 22 million higher than in the same period last year. In Q3 2026, the financial result amounted to a US$ 58 million expense, 20.8% lower than in Q3 2025.

The main variables that explain this result are described below:

The financial result decreased by US$ 8 million, mainly due to: (i) a US$ 5 million decrease in interest earned on receivables from electric distribution companies, resulting from delays in the issuance of tariff decrees; and (ii) US$ 4 million lower financial income from agreements with customers.

During Q3 2026, financial income decreased by US$ 8 million compared to the same quarter of the prior year, mainly due to: (i) a US$ 3 million decrease in financial income from interest generated under the application of Law No. 21,185 on tariff stabilization; (ii) a US$ 2 million decrease in financial income from agreements with customers; and (iii) a US$ 1 million decrease in income from temporary investments in fixed-income instruments.

Financial expenses increased by US$ 2 million, mainly due to: (i) US$ 5 million lower interest capitalization, primarily in the Generation Segment, following the Los Cóndores power plant commissioning in the first quarter of 2025; (ii) US$ 7 million higher financial costs from payment-schedule optimization agreements with suppliers; and (iii) US$ 3 million higher financial costs from the sale and assignment of rights to collect commercial receivables. These increases were partially offset by: (i) US$ 5 million lower financial costs related to bank loans and bonds; (ii) US$ 4 million lower financial costs related to lease contracts; and (iii) US$4 million lower bank costs and fees.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

During Q3 2026, expenses remained unchanged compared to Q3 2025. However, financial costs increased by US$ 6 million as a result of agreements with suppliers to optimize payment schedules, while financial costs increased by US$ 1 million due to the sale and assignment of rights to collect commercial receivables. These increases were offset by US$ 3 million in lower financial costs from bank loans and bonds, and US$ 4 million in lower financial expenses from lease contracts.

Income related to indexation decreased by US$ 6 million, mainly due to a US$ 6 million reduction in gains from adjusting tax assets for inflation.

In Q3 2026, income related to indexation was US$ 1 million higher than in the same quarter of the prior year, mainly due to higher gains from the adjustment of trade accounts receivable.

Foreign exchange rate losses were US$ 5 million higher than in the same period of 2025, mainly due to: (i) US$ 35 million in higher negative foreign exchange rate differences on receivables from and payables to related entities; (ii) a US$ 12 million higher negative foreign exchange difference on other financial assets; and (iii) US$ 5 million in higher negative foreign exchange differences on trade receivables and payables. These increases were partially offset by US$ 47 million in lower negative foreign exchange differences on derivative instruments.

In Q3 2026, foreign exchange rate gains were US$ 22 million higher than in the same quarter of the prior period, mainly due to (i) US$ 21 million in lower negative foreign exchange differences on commercial accounts and (ii) US$ 9 million in lower negative foreign exchange differences on receivables from and payables to related entities. This was partially offset by a US$ 7 million increase in negative foreign exchange rate differences on financial instruments.

Corporate income tax

Corporate income tax resulted in a US$ 141 million expense for the period ended September 30, 2026, an increase of US$ 4 million compared to the same period last year. This change was primarily driven by a US$ 7 million increase in tax expense due to higher earnings, partially offset by a US$ 3 million decrease in tax expense from inflation adjustment effects.

In Q3 2026, corporate income tax resulted in a US$ 43 million expense, representing a US$ 1 million decrease in expense compared to the same quarter of the previous year. This change was mainly due to a US$ 2 million decrease in tax costs resulting from inflation adjustments.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

Performance of key financial ratios

RATIO		UNIT	Sep-26	Dec-25	Sep-25	Change	% Change

Liquidity	Liquidity (1)	Times	0.77	0.91	-	(0.14)	(15.1%)
	Acid-test (2)	Times	0.74	0.87	-	(0.13)	(15.0%)
	Working capital	US$ million	(542)	(234)	-	(308)	131.5%
Leverage	Leverage (3)	Times	1.20	1.33	-	(0.13)	(9.9%)
	Short-term debt (4)%		34.6%	33.6%	-	1.0 p.p	3.0%
	Long-term debt (5)%		65.4%	66.4%	-	(1.0 p.p.)	(1.5%)
	Financial expenses coverage (6)	Times	4.85	-	5.10	(0.25)	(5.0%)
Profitability	Op. income / Op. Revenues	%	20.8%	-	19.1%	1.6 p.p	8.5%
	ROE (7)%		11.1%	-	17.4%	(6.4 p.p.)	(36.5%)
	ROA (8)%		4.9%	-	7.3%	(2.4 p.p.)	(32.5%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments / Current Liabilities
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA / Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	Current liquidity ratio as of September 30, 2026, stood at 0.77 times, a 15.1% decrease compared to December 31, 2025. This change was mainly due to the reclassification of liabilities to the public from long-term to short-term, partially offset by a decrease in trade payables.

>	Working capital as of September 30, 2026, was negative US$ 542 million, a negative change of US$ 308 million compared to the negative working capital reported as of December 31, 2025. This change is explained by the same reasons as the ones mentioned above.

>	Leverage ratio stood at 1.20 times as of September 30, 2026, compared to 1.33 times as of December 31, 2025, indicating the extent to which Enel Chile’s equity was leveraged. This change was mainly due to an increase in the Company’s equity resulting from current-period earnings, as well as a decrease in commercial payables and current tax liabilities.

>	Financial expenses coverage for the period ended September 30, 2026, was 4.85 times, indicating the ability to cover interest expenses with EBITDA. The 5.0% decrease in this ratio compared to September 2025 (5.10x) was primarily due to foreign exchange rate losses recorded in 2026.

>	Profitability index stood at 20.8% as of September 30, 2026, compared to 19.1% for the same period in 2025. The 1.6-percentage-point improvement was primarily driven by the gas optimization operation, which generated a US$140 million increase in other income under the commercial agreement with Shell, finalized in the first quarter of 2026.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

>	Return on equity was 11.1% as of September 30, 2026, an increase of 6.4 percentage points from the 17.4% reported as of September 30, 2025. This change is largely attributable to the extraordinary loss recognized in December 2024 (US$ 657 million before taxes and non-controlling interests) resulting from the discontinuation of hedge accounting for income directly linked to movements in the US dollar, which the Company had maintained through that date. Excluding this extraordinary effect, return on equity would have decreased by 0.5 percentage points (from 11.1% as of September 30, 2026, to 10.6% as of September 30, 2025).

>	Return on assets was 4.9% as of September 30, 2026, an increase of 2.4 percentage points from the 7.3% recorded in 2025. Excluding the extraordinary effects recognized in December 2024, as mentioned above, return on assets would have increased by 0.4 percentage points (4.9% as of September 30, 2026, compared to 4.5% as of September 30, 2025).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

2.	BALANCE SHEET ANALYSIS

The Company's Total Assets decreased by US$ 252 million as of September 30, 2026, compared to December 31, 2025.

ASSETS (Figures in US$ million)	Sep-26	Dec-25	Change	% Change

Current Assets	1,845	2,239	(394)	(17.6%)
Non Current Assets	10,806	10,665	142	1.3%

Total Assets	12,651	12,904	(252)	(2.0%)

Current assets decreased by US$ 394 million as of September 30, 2026. This change was mainly due to: (i) a US$ 161 million decrease in current commercial receivables, reflecting increased collection of balances arising from the application of the tariff stabilization mechanism to regulated customers; (ii) a US$ 94 million decrease in other current nonfinancial assets, explained by a lower VAT input tax credit; and (iii) a US$ 67 million decrease in the credit for retained earnings.

Non-current assets increased by US$ 142 million as of September 30, 2026. This change was mainly due to a US$ 152 million increase in property, plant, and equipment, reflecting higher investment, primarily in the development of renewable energy projects and grid infrastructure.

The Company’s total liabilities, including Equity, reached US$ 12,651 million as of September 30, 2026, a 2.0% decrease from total liabilities and equity as of December 31, 2025.

LIABILITIES AND EQUITY (Figures in US$ million)	Sep-26	Dec-25	Change	% Change

Current Liabilities	2,387	2,473	(87)	(3.5%)
Non Current Liabilities	4,510	4,881	(371)	(7.6%)
Total Equity	5,755	5,550	206	3.7%
Attributable to the Shareholders of parent company	5,372	5,176	197	3.8%
Attributable to Non-controlling interest	383	374	9	2.4%

Total Liabilities and Equity	12,651	12,904	(252)	(2.0%)

Current liabilities decreased by US$ 87 million as of September 30, 2026. This change was mainly due to: (i) a US$ 58 million decrease in current payables to related parties, primarily resulting from the payment of dividends to Enel S.p.A., partially offset by an increase in payables to GNL Chile S.A. for gas purchases and a higher liability for commodity derivatives with Enel Global Trading; (ii) a US$ 101 million decrease in current income tax liabilities, mainly due to the payment of income taxes; and (iii) a US$ 171 million decrease in current trade and other payables, primarily due to the payment of dividends to third parties and lower trade payables. These decreases were partially offset by a US$ 212 million increase in other current financial liabilities, mainly due to the reclassification of Enel Generación Chile’s Yankee bond liability from long-term to short-term.

Non-current liabilities decreased by US$ 371 million as of September 30, 2026. This change is explained mainly by: (i) a US$ 254 million decrease in other noncurrent financial liabilities, primarily due to the reclassification to current liabilities of Enel Generación Chile’s bond debt, as a Yankee bond is due in the short term; (ii) an US$ 83 million decrease in non-current accounts payable to related parties, mainly reflecting lower amounts payable to Enel Finance International (EFI); and (iii) a US$ 20 million decrease in other non-current provisions, related to the decommissioning provision in the Generation Segment.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

Total Equity reached US$ 5,755 million as of September 30, 2026, an increase of US$ 206 million from December 31, 2025. This was mainly due to the following:

>	Equity Attributable to Enel Chile’s Shareholders increased by US$ 197 million compared to the balance as of December 31, 2025. This increase was driven by the period’s earnings of US$ 390 million, partially offset by dividend payments of US$ 108 million and a decrease in Other Reserves, primarily due to a US$ 104 million reduction in currency translation reserves.

>	Equity attributable to non-controlling shareholdings increased by US$ 9 million compared to the balance as of December 31, 2025, mainly due to income for the period of US$ 31 million, partially offset by dividend payments of US$ 21 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

3.	MAIN CASH FLOWS

Enel Chile Group’s cash flow for the period ending September 30, 2026, was a negative US$ 110 million, reflecting a US$ 92 million decrease in net cash flow compared to the same period in 2025. The key factors contributing to this reduction are outlined below:

NET CASH FLOW (Figures in US$ million)	Sep-26	Sep-25	Change	% Change

From Operating Activities	859	864	(6)	(0.6%)
From Investing Activities	(468)	(352)	(115)	32.7%
From Financing Activities	(502)	(531)	29	(5.4%)

Total Net Cash Flow	(110)	(18)	(92)	n/a

Operating activities generated positive net cash flow of US$ 859 million for the period ended September 30, 2026. These cash flows consisted primarily of: (i) cash receipts from sales of goods and services of US$ 5,297 million; (ii) receipts from leasing and the subsequent sale of those assets of US$ 22 million; and (iii) other receipts from operating activities of US$ 4 million. These cash inflows were partially offset by: (i) payments to suppliers of US$ 4,038 million; (ii) income tax payments of US$ 189 million; (iii) other payments for operating activities of US$ 151 million, primarily for VAT and other taxes; (iv) payments to employees of US$ 79 million.

The US$ 5 million decrease in operating cash flow compared to September 2025 was primarily due to: (i) US$ 54 million in higher collections from sales of goods and services; (ii) US$ 40 million in lower income tax payments; (iii) US$ 24 million in lower payments to employees; (iv) US$ 10 million in higher collections from leasing and the subsequent sale of those assets; and (v) US$ 1 million in higher other operating receipts. These factors were partially offset by: (i) US$ 108 million in higher payments to suppliers; and (ii) US$ 27 million in higher other operating payments.

Investing activities generated a negative net cash flow of US$ 468 million for the period ended September 30, 2026. These cash flows consisted primarily of: (i) payments for purchases of property, plant, and equipment totaling US$ 405 million; (ii) payments under futures, options, and swap contracts totaling US$ 70 million.

The decrease in investment cash flow of US$ 115 million compared to September 2025 is primarily attributable to: (i) higher disbursements for the purchase of property, plant, and equipment totaling US$ 44 million; and (ii) higher payments arising from futures contracts, options, and swaps totaling US$ 71 million.

Financing activities generated negative net cash flow of US$ 502 million for the period ended September 30, 2026. These cash flows consisted primarily of cash outflows for: (i) dividend payments of US$ 300 million; (ii) partial repayment of loans with Corporación Andina de Fomento (CAF) for US$ 275 million and with Citibank for US$ 12 million; (iii) interest payments of US$ 99 million; (iv) repayment of loans to related entities of US$ 81 million; (v) repayments of local bond loans of US$ 25 million; and (vi) lease liability payments of US$ 30 million. These outflows were partially offset by: (i) cash proceeds from a loan granted by Corporación Andina de Fomento (CAF) for US$ 275 million; (ii) cash inflows from financing with DNB Bank/Citibank totaling US$ 40 million; and (iii) proceeds from financial income on cash investments of US$ 5 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

The US$ 29 million positive change in financing cash flow compared to September 2025 was primarily due to: (i) higher proceeds from short-term loans of US$ 85 million; (ii) lower dividend payments of US$ 48 million; (iii) higher proceeds from bank loans for US$ 40 million; (iv) higher interest income from cash investments of US$ 5 million. These factors were partially offset by higher payments on bank loans of US$ 147 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and respective Depreciation for the periods ended September 30, 2026, and 2025:

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in US$ million)
ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Sep-26	Sep-25	Sep-26	Sep-25

Generation business	304	282	248	224
Distribution & Networks business	99	74	48	43
Other business activities	2	5	8	8

Total Consolidated ENEL CHILE Group	405	361	303	275

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial position and results of operations may be adversely affected if risk exposure to interest rate, commodity price, and foreign exchange rate is not effectively managed. For further details on the risks covered, please refer to Note 22 of Enel Chile’s Consolidated Financial Statements as of September 30, 2026, available at the following link: https://www.enel.cl/en/investors/investor-enel-chile/information-for-the-shareholder/quarterly-results.html

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF SEPTEMBER 30, 2026

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 4.e. of the Financial Statements as of September 30, 2026.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts receivable and notes receivable from related companies are classified as short-term or long-term based on their maturity. Transactions are adjusted to terms that are fair and consistent with prevailing market conditions.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2, 3 and 4 of the Financial Statements of Enel Chile as of September 30, 2026, available at the following link: https://www.enel.cl/en/investors/investor-enel-chile/information-for-the-shareholder/quarterly-results.html

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Gianluca Palumbo
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Title: Chief Executive Officer of Enel Chile S.A.

Date: October 28, 2026